               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 14)


                           EVANS, INC.
- ---------------------------------------------------------------------
                        (Name of Issuer)

                  Common Stock, $.20 par value
- ---------------------------------------------------------------------
                 (Title of Class of Securities)

                           299155 10 1
- ---------------------------------------------------------------------
                         (CUSIP Number)

                       John P. Walsh, Esq.
                101 South Hanley Road, Suite 1600
                    St. Louis, Missouri 63105
                          (314) 862-1200
- ---------------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           May 15, 1995
- ---------------------------------------------------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box: / /.

Check the following box if a fee is being paid with the statement:
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                   Exhibit Index is on Page 17

CUSIP NO. 299155 10 1           13D                          Page 2

- -------------------------------------------------------------------
1)   Name of Reporting Person:     Peter Cundill & Associates
                                   (Bermuda) Ltd.
     I.R.S. Identification No.:    N/A

- -------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:

     (a)  / /
     (b)  /X/

- -------------------------------------------------------------------
3)   SEC Use Only

- -------------------------------------------------------------------
4)   Source of Funds:   00

- -------------------------------------------------------------------
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):  / /

- -------------------------------------------------------------------
6)   Citizenship or Place of Organization:  Bermuda

- -------------------------------------------------------------------
Number of           (7)  Sole Voting Power:   352,000
Shares Bene-        -----------------------------------------------
ficially            (8)  Shared Voting Power:  658,354
Owned by            -----------------------------------------------
Each Report-        (9)  Sole Dispositive Power:  602,354
ing Person          -----------------------------------------------
With                (10) Shared Dispositive Power:  865,500

- -------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,467,854

- -------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  / /

- -------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  29.9%

- -------------------------------------------------------------------
14)  Type of Reporting Person:   CO, IA (Canadian)

- -------------------------------------------------------------------

CUSIP NO. 299155 10 1           13D                          Page 3

- -------------------------------------------------------------------
1)   Name of Reporting Person:     Cundill Value Fund Ltd.

     I.R.S. Identification No.:    N/A

- -------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:

     (a)  / /
     (b)  /X/

- -------------------------------------------------------------------
3)   SEC Use Only

- -------------------------------------------------------------------
4)   Source of Funds:   00

- -------------------------------------------------------------------
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):  / /

- -------------------------------------------------------------------
6)   Citizenship or Place of Organization:  British Columbia,
     Canada

- -------------------------------------------------------------------
Number of           (7)  Sole Voting Power:   0
Shares Bene-        -----------------------------------------------
ficially            (8)  Shared Voting Power:  477,354
Owned by            -----------------------------------------------
Each Report-        (9)  Sole Dispositive Power:  0
ing Person          -----------------------------------------------
With                (10) Shared Dispositive Power:  0

- -------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     447,354

- -------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  / /

- -------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  9.7%

- -------------------------------------------------------------------
14)  Type of Reporting Person:   00

- -------------------------------------------------------------------

CUSIP NO. 299155 10 1           13D                          Page 4

- -------------------------------------------------------------------
1)   Name of Reporting Person:     Peter Cundill Holdings
                                   (Bermuda) Ltd.
     I.R.S. Identification No.:    N/A

- -------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:

     (a)  / /
     (b)  /X/

- -------------------------------------------------------------------
3)   SEC Use Only

- -------------------------------------------------------------------
4)   Source of Funds:  00

- -------------------------------------------------------------------
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):  / /

- -------------------------------------------------------------------
6)   Citizenship or Place of Organization:  Bermuda

- -------------------------------------------------------------------
Number of           (7)  Sole Voting Power:  0
Shares Bene-        -----------------------------------------------
ficially            (8)  Shared Voting Power:  1,010,354
Owned by            -----------------------------------------------
Each Report-        (9)  Sole Dispositive Power:  0
ing Person          -----------------------------------------------
With                (10) Shared Dispositive Power:  1,467,854

- -------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,467,854

- -------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  / /

- -------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  29.9%

- -------------------------------------------------------------------
14)  Type of Reporting Person:  HC

- -------------------------------------------------------------------

CUSIP NO. 299155 10 1           13D                          Page 5

- -------------------------------------------------------------------
1)   Name of Reporting Person:     F. Peter Cundill

     I.R.S. Identification No.:    N/A

- -------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:

     (a)  / /
     (b)  /X/

- -------------------------------------------------------------------
3)   SEC Use Only

- -------------------------------------------------------------------
4)   Source of Funds:   00

- -------------------------------------------------------------------
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):  / /

- -------------------------------------------------------------------
6)   Citizenship or Place of Organization:  Canada

- -------------------------------------------------------------------
Number of           (7)  Sole Voting Power:  200,000
Shares Bene-        -----------------------------------------------
ficially            (8)  Shared Voting Power:  1,010,354
Owned by            -----------------------------------------------
Each Report-        (9)  Sole Dispositive Power:  0
ing Person          -----------------------------------------------
With                (10) Shared Dispositive Power:  1,467,854

- -------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,467,854

- -------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  / /

- -------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  29.9%

- -------------------------------------------------------------------
14)  Type of Reporting Person:   IN

- -------------------------------------------------------------------

     This Amendment No. 14 to the Statement on Schedule 13D heretofore filed on May 19, 1989, as amended by Amendment No. 1 filed on December 19, 1989, Amendment No. 2 filed on February 14, 1990, Amendment No. 3 filed on March 28, 1990, Amendment No. 4 filed on December 18, 1990, Amendment No. 5 filed on February 14, 1991, Amendment No. 6 filed on March 11, 1991, Amendment No. 7 filed on July 10, 1991, Amendment No. 8 filed on January 12, 1994, Amendment No. 9 filed on February 1, 1994, Amendment No. 10 filed April 8, 1994, Amendment No. 11 filed on September 14, 1994, Amendment No. 12 filed on January 9, 1995, and Amendment No. 13 filed on February 24, 1995, by Peter Cundill & Associates (Bermuda) Ltd., a Bermuda corporation ("PCB"), Cundill Value Fund Ltd., an open-end mutual fund organized under the laws of Canada ("Value Fund"), Peter Cundill Holdings (Bermuda) Ltd., a Bermuda corporation ("Holdings"), and F. Peter Cundill, a Canadian citizen residing in England ("Cundill"), with respect to the shares of common stock, $.20 par value ("Shares"), of Evans, Inc., a Delaware corporation (the "Company"), whose address is 36 South State Street, Chicago, Illinois 60603, to reflect amendments to Item Nos. 3, 5 and 6. In accordance with Item 101(a)(2)(ii) of Regulation S-T promulgated by the Securities and Exchange Commission, this Amendment No. 14 restates and amends the entire text of the
Schedule 13D and Amendment Nos. 1 through 13 (other than Exhibits
1 through 9 which were previously filed in paper, each of which is incorporated herein by reference to the Schedule 13D and, pursuant to Items 101(a)(2)(ii) and 102(a) of Regulation S-T, are not required to be restated electronically).

Item 1.   Security and Issuer.
- ------    -------------------

          This Statement relates to the shares of common stock, $0.20 par value ("Shares"), of Evans, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 36 South State Street, Chicago, Illinois 60603.

Item 2.   Identity and Background.
- ------    -----------------------

          This Statement is filed by Peter Cundill & Associates (Bermuda) Ltd., a Bermuda corporation ("PCB"), Cundill Value Fund Ltd., an open-end mutual fund organized under the laws of Canada ("Value Fund"), Peter Cundill Holdings (Bermuda) Ltd., a Bermuda corporation ("Holdings"), and F. Peter Cundill, a Canadian citizen residing in England ("Cundill") (PCB, Value Fund, Holdings and Cundill are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons"). Further information regarding the identity and background of the Reporting Persons is as follows:

     A.   PCB
          ---

     (1) PCB is an investment advisor organized under the laws of Bermuda. Its address is:

                         15 Alton Hill
                         Southampton SN 01
                         Bermuda

     The officers of PCB are:

          Name                          Office
          ----                          ------

          F. Peter Cundill              President
          John R. Talbot                Vice President
                                          and Secretary
          Maureen Crocker               Vice President

     (2) The business or residence address, citizenship, and present principal occupation of PCB's officers and directors are as follows:

          Name:                         F. Peter Cundill
                                        ----------------
          Position:                     President and Director
          Business Address:             Grosvenor House, Apt. 104
                                        Park Lane
                                        London, England
          Citizenship:                  Canadian
          Principal Occupation:         Investment Advisor

          Name:                         John R. Talbot
                                        --------------
          Position:                     Vice President, Secretary
                                          and Director
          Business Address:             The Corner House
                                        Church & Parliament Streets
                                        Hamilton, Bermuda
          Citizenship:                  British
          Principal Occupation:         Director & Manager, Roche
                                        International Ltd.

          Name:                         Maureen Crocker
                                        ---------------
          Position:                     Vice President
          Business Address:             1200 Sunlife Plaza
                                        1100 Melville Street
                                        Vancouver, B.C.  V6E 4A6
          Citizenship:                  Canadian
          Principal occupation:         Executive Assistant to
                                        F. Peter Cundill

          Name:                         Nicolas Trollepe
                                        ----------------
          Position:                     Director
          Business Address:             Clarendon House
                                        Church Street
                                        Hamilton, Bermuda
          Citizenship:                  British
          Principal Occupation:         Partner in the law firm
                                        of Conyers, Dill & Pearman

          Name:                         Stephen W. Kempe
                                        ----------------
          Position:                     Director
          Business Address:             65 Front Street
                                        Hamilton, Bermuda
          Citizenship:                  British
          Principal Occupation:         Executive Vice President,
                                        Bank of N.T. Butterfield &
                                        Son Ltd.

          Name:                         Graham Collis
                                        -------------
          Position:                     Director
          Business Address:             Clarendon House
                                        Church Street
                                        Hamilton, Bermuda
          Citizenship:                  British
          Principal Occupation:         Partner in the law firm
                                        of Conyers, Dill & Pearman

     (3) Holdings is a controlling person of PCB. Information as required by this Item 2 is furnished in Part C of this Item 2.

     B.   Value Fund.
          ----------

          (1) Value Fund is an open-end mutual fund organized under the laws of Canada. Its address is:

                         1200 Sun Life Plaza
                         1100 Melville Street
                         Vancouver, B.C. V6E 4A6

          The officers of Value Fund are:

          Name                          Office
          ----                          ------

          Michael A. Meighan            Chairman
          Mark C. Stevens               President and CEO
          Margaret A. Vrabel            Secretary and
                                          Treasurer

          (2) The business or residence address, citizenship and present principal occupation of Value Fund's officers and directors (except F. Peter Cundill, which information is furnished in Part A of this Item 2) are as follows:

     Name:                         Mark C. Stevens
                                   ---------------
     Position:                     President, CEO and Director
     Business Address:             1200 Sun Life Plaza
                                   1100 Melville Street
                                   Vancouver, B.C.  V6E 4A6
     Citizenship:                  Canadian
     Principal Occupation:         President and CEO of Peter
                                   Cundill & Associates Ltd.

     Name:                         Margaret A. Vrabel
                                   ------------------
     Position:                     Secretary and Treasurer
     Business Address:             1200 Sun Life Plaza
                                   1100 Melville Street
                                   Vancouver, B.C. V6E 4A6
     Citizenship:                  Canadian
     Principal Occupation:         V.P. Finance of Peter Cundill
                                   & Associates Ltd.

     Name:                         Michael A. Meighan, Q.C.
                                   ------------------------
     Position:                     Chairman and Director
     Business Address:             110 Yonge Street, Suite 1601
                                   Toronto, Ont.  M5C 1T4
     Citizenship:                  Canadian
     Principal Occupation:         Counsel to the law firm
                                   Meighan Demers

     Name:                         Bryan J. Reynolds
                                   -----------------
     Position:                     Director
     Business Address:             1200 Sun Life Plaza
                                   1100 Melville Street
                                   Vancouver, B.C. V6E 4A6
     Citizenship:                  Canadian
     Principal Occupation:         President of Advent Capital
                                   Inc.

     Name:                         Peter W. Webster
                                   ----------------
     Position:                     Director
     Business Address:             4685 Bellevue Drive
                                   Vancouver, B.C.  V6R 1E7
     Citizenship:                  Canadian
     Principal Occupation:         President of Petwyn
                                   Investments Limited

     Name:                         Risa E. Levine
                                   --------------
     Position:                     Director
     Business Address:             P.O. Box 49123
                                   Bentall III
                                   595 Burrard Street
                                   Vancouver, B.C. V7X 1J2
     Citizenship:                  Canadian
     Principal Occupation:         Partner of Thorsteinssons

     Name:                         Helen N. Meyer
                                   --------------
     Position:                     Director
     Business Address:             1600 - 110 Yonge Street
                                   Toronto, Ontario
     Citizenship:                  Canadian
     Principal Occupation:         President of Meyer Corporate
                                   Valuations Ltd.

     C.   Holdings.
          --------

     (1)  Holdings is a Bermuda corporation.  Its address is:

                         15 Alton Hill
                         Southampton SN 01
                         Bermuda

     The officers of Holdings are:

          Name                          Office
          ----                          ------

          F. Peter Cundill              President
          John R. Talbot                Vice President and
                                          Secretary

     (2)  The names of the officers and directors are as follows
(the business or residence address, citizenship and present principal occupation of each individual as required by this Item 2 are provided in part A of this Item 2):

          Name:               F. Peter Cundill
                              ----------------
          Office:             President and Director

          Name:               John R. Talbot
                              --------------
          Office:             Vice President, Secretary
                                and Director

          Name:               Stephen W. Kempe
                              ----------------
          Office:             Director

          Name:               Graham Collis
                              -------------
          Office:             Director

          Name:               Nicolas Trollepe
                              ----------------
          Office:             Director

     (3) Cundill is a controlling person of Holdings. Information as required by this Item 2 is furnished in Part A of this Item 2.

     D.   Cundill.
          -------

          The business or residence address, citizenship, and present principal occupation of Cundill and other information as required by this Item 2 are furnished in Part A of this Item 2.

     E.   Proceedings.
          -----------

          During the last five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the executive officers, directors or controlling persons of any Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to any civil, judicial or administrative proceeding as a result of which any Reporting Person or such executive officer, director or controlling person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
- ------    -------------------------------------------------

          The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

          (1) Acting on behalf of investment advisory clients of Peter Cundill & Associates, Inc., a Delaware corporation registered under the Investment Advisers Act of 1940 ("PCA"), PCB purchased a total of 403,500 Shares in the open market, for an aggregate consideration (exclusive of brokers' commissions) of $1,090,520.86. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

          (2) Acting on behalf of Value Fund, a Canadian open-end mutual fund, PCB purchased a total of 477,354 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $2,072,405.63. To the best knowledge of the Reporting Persons, the funds used in such purchases were from Value Fund's existing available investment capital, and none of the consideration for such Shares was represented by borrowed funds.

          (3) Acting on behalf of Cundill International Company, Ltd., a mutual fund corporation incorporated under the laws of Bermuda ("International"), PCB purchased a total of 227,000 Shares in open market transactions for an aggregate con-sideration (exclusive of brokers' commissions) of $500,879.60. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

          (4) Acting on behalf of Peter Cundill Limited Partnership, a limited partnership formed under the laws of British Columbia ("Cundill Limited"), PCB purchased a total of 200,000 Shares in open market transactions, for an aggregate consideration (exclusive of brokers' commissions) of $521,827.50. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

          (5) Acting on behalf of Global Advisors Portfolio II N.V., a corporation organized under the laws of Netherlands Antilles ("Global Advisors"), PCB purchased a total of 35,000 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $78,750.00. To the best knowledge of the Reporting Persons, the funds used in such purchases were from Global Advisors' existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

          (6) Acting on behalf of Somerville S. Trust, a trust formed under the laws of New York ("Somerville"), PCB purchased a total of 125,000 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $466,000.00. To the best knowledge of the Reporting Persons, the funds used in such purchases were from Somerville's existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

          Individually none of PCA, International, Cundill Limited, Global Advisors or Somerville beneficially own 5% or more of the Shares. Due to the investment management services provided by PCB to PCA, Value Fund, International, Cundill Limited, Global Advisors and Somerville, PCB could be deemed a beneficial owner of all Shares purchased in the transaction described in subitems (1), (2),
(3), (4), (5) and (6) above.

          All dollar amounts are in United States dollars.

Item 4.   Purpose of Transactions.
- ------    -----------------------

          The Shares were acquired for the purpose of making a profit. The Reporting Persons expect to monitor the Company's performance by, among other things, having discussions from time to time with management, employees and/or directors of the Company, other shareholders, market and business analysts, and others. Depending on various factors which they deem relevant, the Reporting Persons may hold the Shares, buy more shares or sell some or all of the Shares from time to time.

Item 5.   Interest in Securities of the Issuer.
- ------    ------------------------------------

          The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:



                                                             Page 13

   Shares Deemed to be       Nature of              Percentage
  Beneficially Owned By:     Ownership               of Class
  ---------------------      ---------              ----------

(A)  PCB:
     ---

                       Shared Dispositive Power
      222,500          Only <F1>                       4.52%

                       Shared Voting and Shared
      181,000          Dispositive Power <F2>          3.68%

                       Shared Voting and Sole
      477,354          Dispositive Power <F3>          9.71%

                       Sole Voting and Shared
      227,000          Dispositive Power <F4>          4.62%

                       Shared Dispositive Power
      200,000          Only <F5>                       4.07%

       35,000          Shared Dispositive Power <F6>    .71%

                       Sole Voting and Sole
      125,000          Dispositive Power <F7>          2.54%
      -------                                          ----

    1,467,854                                         29.85%
    =========                                         =====

(B)  Value Fund:
     ----------

                       Shared Voting Power
      477,354          Only <F3>                       9.71%
      =======                                          ====

(C)  Holdings:
     --------

                       Shared Dispositive Power
      222,500          Only <F8>                       4.52%

                       Shared Voting and Shared
      161,000          Dispositive Power <F9>          3.68%

                       Shared Voting and Shared
      477,354          Dispositive Power <F10>         9.71%

                       Shared Voting and Shared
      227,000          Dispositive Power <F10>         4.62%

                       Shared Dispositive Power
      200,000          Only <F11>                      4.07%

                       Shared Dispositive Power
       35,000          Only <F11>                       .71%



                                                             Page 14
                       Shared Voting and Shared
      125,000          Dispositive Power <F10>         2.54%
      -------                                          ----

    1,467,854                                         29.85%
    =========                                         =====

(D)  Cundill:

                       Shared Dispositive
      222,500          Only <F12>                      4.52%

                       Shared Voting and Shared
      161,000          Dispositive Power <F13>         3.68%

                       Shared Voting and Shared
      477,354          Dispositive Power <F14>         9.71%

                       Shared Voting and Shared
      227,000          Dispositive Power <F14>         4.62%

                       Sole Voting and Shared
      200,000          Dispositive Power <F15>         4.07%

                       Shared Dispositive Power
       35,000          Only <F16>                       .71%

                       Shared Voting and Shared
      125,000          Dispositive Power <F14>         2.54%
      -------                                          ----

    1,467,854                                         29.85%
    =========                                         =====

- ----------------------------
<F1>  Such Shares are owned by an investment advisory client of PCA.
      By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has sole dispositive power, but no voting power, over such Shares.
      PCB, because it provides investment advisory services to PCA, could be deemed to share dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory client of PCA.

<F2>  Such Shares are owned by investment advisory clients of PCA.
      By reason of its investment advisory relationship with such clients, PCA (as between itself and its clients) has shared voting power and shared dispositive power over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share voting power and dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory clients of PCA.


                                                            Page 15

<F3>  Such Shares are owned by Value Fund, the investment portfolio of which entity is managed by PCB. PCB has sole dispositive power and shared voting power with the Board of Directors of Value Fund under an agreement dated April 1, 1987. The economic interest in such Shares is held by Value Fund.

<F4>  Such Shares are owned by International, which has shared dispositive power over such Shares with PCB. PCB is the investment manager of International and has sole voting and shared dispositive power over such Shares. The economic interest in such Shares is held by International.

<F5>  Such Shares are owned by Cundill Limited.  The general partner of Cundill Limited has sole voting power over such Shares.
      PCB is the investment advisor of Cundill Limited and has shared dispositive power over such Shares. The economic interest in such Shares is held by the limited partners of Cundill Limited.

<F6>  Such Shares are owned by Global Advisors, the investment portfolio of which is managed by PCB. PCB has shared dispositive power over such Shares under an agreement dated
      April 15, 1994. The economic interest in such Shares is held by Global Advisors.

<F7>  Such Shares are owned by Somerville, the investment portfolio of which is managed by PCB. PCB has sole voting and sole dispositive power over such Shares under an agreement with Somerville. The economic interest in such Shares is held by Somerville.

<F8>  Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

<F9>  Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

<F10> Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

<F11> Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

<F12> Cundill, because he owns a controlling portion of the
      outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, which provides


                                                             Page 16

      investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

<F13> Cundill, because he owns a controlling portion of the
      outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

<F14> Cundill, because he owns a controlling portion of the
      outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

<F15> Cundill, because he is a controlling person of the general partner of Cundill Limited, could be deemed to have sole voting power of such Shares. Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

<F16> Cundill, because he owns a controlling portion of the
      outstanding stock of Holdings, which owns a controlling portion of the stock of PCB, could be deemed to share the power to dispose or direct the disposition of Shares.

Item 6.   Contracts, Arrangements, Understandings or Relation-
- ------    ---------------------------------------------------
          ships With Respect to Securities of the Issuer.
          ----------------------------------------------

          PCB and Value Fund are parties to an agreement, a copy of which is incorporated herein by reference, pursuant to which PCB is granted the exclusive right supervise the assets and securities portfolio of Value Fund.

          PCB has entered into an agreement with PCA, a copy of which is incorporated herein by reference, pursuant to which PCB is required to provide the investment counselling and transaction skills of Cundill which are required by PCA to fulfill its portfolio management contracts with its clients.

          PCB has entered into a management agreement with International, a copy of which is incorporated herein by reference, pursuant to which PCB has sole voting and shared dispositive power over the investments of International.

          Cundill Limited has arranged with PCB that PCB shall act as investment counsel as shown on the excerpt from the Cundill Limited Partnership Agreement which is incorporated herein by reference, pursuant to which PCB has shared dispositive power over the investments of Cundill Limited.

          PCB has entered into an agreement with Global Advisors, a copy of which is incorporated herein by reference, pursuant to which PCB is required to provide investment management services.

          PCB has entered into an agreement with Somerville as of May 15, 1995, pursuant to which PCB is required to provide investment management services.

Item 7.   Materials Filed as Exhibits.
- ------    ---------------------------

          Exhibit 1 - Agreement dated April 1, 1987
between PCB and Value Fund filed with Amendment No. 7
to Schedule 13D dated July 9, 1991

          Exhibit 2 - Agreement dated December 28,
1984 between PCB and PCA filed with Amendment No. 7
to Schedule 13D dated July 9, 1991

          Exhibit 3 - Management Agreement dated
September 18, 1985 between PCB and International filed with Amendment No. 7 to Schedule 13D dated
July 9, 1991

          Exhibit 4 - Excerpt from Cundill Limited
Partnership Agreement filed with Amendment No. 7
to Schedule 13D dated July 9, 1991

          Exhibit 5 - Special Power of Attorney from
PCB filed with Amendment No. 7 to Schedule 13D dated
July 9, 1991

          Exhibit 6 - Special Power of Attorney from
Value Fund filed with Amendment No. 7 to Schedule 13D dated July 9, 1991

          Exhibit 7- Special Power of Attorney from
Holdings filed with Amendment No. 7 to Schedule 13D dated July 9, 1991

          Exhibit 8 - Special Power of Attorney from
Cundill filed with Amendment No. 7 to Schedule 13D dated July 9, 1991

          Exhibit 9 - Advisory Agreement dated
April 15, 1994, between PCB and Global Advisors filed with Amendment No. 12 to Schedule 13D dated
January 5, 1995

                           SIGNATURES
                           ----------

     The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Amendment No. 14 to Statement on Schedule 13D.

                             PETER CUNDILL & ASSOCIATES
                             (BERMUDA) LTD.



Date:  June 9, 1995          By: /s/ John P. Walsh
                                 ------------------------------------
                                 John P. Walsh, Attorney-in-Fact


                             CUNDILL VALUE FUND LTD.



Date:  June 9, 1995          By:  /s/ John P. Walsh
                                  -----------------------------------
                                  John P. Walsh, Attorney-in-Fact


                             PETER CUNDILL HOLDINGS
                             (BERMUDA) LTD.



Date:  June 9, 1995          By: /s/ John P. Walsh
                                 ------------------------------------
                                 John P. Walsh, Attorney-in-Fact


                             F. PETER CUNDILL



Date:  June 9, 1995          By: /s/ John P. Walsh
                                 ------------------------------------
                                 John P. Walsh, Attorney-in-Fact